Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus	Registration No. 333-160425
Supplement dated January 11, 2010)
January 11, 2010

Pricing Term Sheet

7.625% Senior Notes Due 2018

Issuer:	B&G Foods, Inc.

Size:	$350 million aggregate principal amount of 7.625% Senior Notes due 2018

Maturity:	January 15, 2018

Coupon:	7.625%

Price to Public:	99.271%

Yield to Maturity:	7.750%

Spread to Benchmark Treasury:	T+ 417 basis points

Benchmark Treasury:	UST 3.50% due February 15, 2018

Interest Payment Dates:	July 15th and January 15th, commencing July 15, 2010

Record Dates:	July 1st and January 1st

Make-whole call:	At any time at a discount rate of Treasury plus 50 basis points

Optional Redemption:

On or after January 15, 2014, the Company may redeem some or all of the notes at the following redemption prices:

January 15, 2014: 103.813

January 15, 2015: 102.542

January 15, 2016: 101.271

January 15, 2017

and thereafter:   100.000

Equity Clawback:	Prior to January 15, 2013, the Company may redeem up to 35% of the aggregate principal amount at a redemption price of 107.625%

Trade Date:	January 11, 2010

Settlement:	T + 9; January 25, 2010

CUSIP / ISIN:	05508R AD8 / US05508RAD89

Ratings:*	B2 / B+

Gross Spread:	2.000%

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC (23.125%)
Barclays Capital Inc. (23.125%)
Banc of America Securities LLC (23.125%)
Goldman, Sachs & Co. (23.125%)

Co-Manager:	RBC Capital Markets Corporation (7.500%)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

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